Amendment No. 1
PROSPECTUS Dated May 18, 2000                       Pricing Supplement No. 20 to
PROSPECTUS SUPPLEMENT                       Registration Statement No. 333-34392
Dated May 18, 2000                                                 July 21, 2000
                                                                  Rule 424(b)(3)


                        Morgan Stanley Dean Witter & Co.
                          MEDIUM-TERM NOTES, SERIES C
                      Senior Variable Rate Renewable Notes

                          ---------------------------

                   EXtendible Liquidity SecuritiesSM (EXLsSM)

     The senior variable rate renewable notes (EXtendible Liquidity Securities) described in this pricing supplement, which we refer to as the EXLs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the EXLs is extended in accordance with the procedures described below. In no event will the maturity of the EXLs be extended beyond the final maturity date.

     On each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the 15th day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity of your EXLs will be extended to the immediately preceding business day. The election dates will be the fifteenth calendar day of each month from August 2000 to July 2004 inclusive, whether or not any such day is a business day.

     You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date, however, if that election date is not a business day, the notice period will be extended to the following business day. Your notice of election must be delivered to the trustee for the EXLs, through the normal clearing system channels described in more detail below, no later than the last business day in the notice period. Upon delivery to the trustee of a notice of election to extend the maturity of the EXLs or any portion thereof, that election will be irrevocable.

     If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs have previously been extended. The principal amount of the EXLs for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the EXLs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.

     The EXLs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each interest reset period by reference to the base rate, based on the index maturity, plus the applicable spread for the applicable interest reset date. We describe how floating rates are determined and calculated in the section called "Description of Notes -- Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

     The EXLs will be issued in registered global form and will remain on deposit with the depositary for the EXLs. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary.

     The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If you hold your interest in the EXLs through Euroclear or Clearstream, Luxembourg, additional time may be needed to give your notice. If the election date is not a business day, notice of your election to extend the maturity date of your EXLs must be delivered to the depositary by its participants no later than 12:00 noon (New York City time) on the last business day preceding the election date.

     The EXLs will initially be limited to $3,000,000,000 in aggregate principal amount. We may create and issue additional variable rate renewable notes with the same terms as the EXLs so that the additional variable rate renewable notes will be combined with this initial issuance of EXLs.

     "EXtendible Liquidity Securities" and "EXLs" are our service marks.

Principal Amount:              $3,000,000,000

Initial Maturity Date:         August 15, 2001, or if such day is not a business
                               day, the immediately preceding business day

Final Maturity Date:           August 15, 2005, or if such day is not a business
                               day, the immediately preceding business day

Base Rate:                     LIBOR

Index Maturity:                One month (except as described below under
                               Initial Interest Rate)
                                                        (continued on next page)

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                           MORGAN STANLEY DEAN WITTER

CREDIT LYONNAIS                                                          UNIBANK


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Spread:                        The table below indicates the applicable spread
                               for the interest reset dates occurring during each of the indicated periods.

   For Interest Reset Dates occurring:             Spread
   ----------------------------------              ------
   From the original issue date
   to and including July 2001                   Plus 0.025%

   From and including August 2001
   to and including July 2002                   Plus 0.06%

   From and including August 2002
   to and including July 2003                   Plus 0.10%

   From and including August 2003
   to and including July 2004                   Plus 0.12%

   From and including August 2004
   to and including July 2005                   Plus 0.12%

Spread Multiplier:             N/A

Maximum Interest Rate:         N/A

Minimum Interest Rate:         N/A

Initial Interest Rate:         One month LIBOR, plus  0.025%; to be determined
                               two London banking days prior to the Original
                               Issue Date based on interpolation between one-week and one- month LIBOR for the initial interest payment period.

Initial Interest Reset Date:   August 15, 2000

Interest Reset Dates:          The fifteenth day of each month, commencing
                               August 15, 2000

Interest Accrual Date:         July 27, 2000

InterestPayment Dates:         The fifteenth day of each month,  commencing
                               August 15, 2000.

                               The final interest payment date for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the maturity date and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such maturity date to but excluding the maturity date.

Interest Determination
   Dates: Two London banking days prior to interest reset dates.

Election Dates:                The fifteenth day of each month from August 2000
                               to July 2004, inclusive, whether or not such day is a business day.

Redemption Dates:              N/A

Redemption Percentage:         N/A

Alternate Rate Event           N/A
   Spread:

Interest Payment Period:       Monthly.  See also "Interest Payment Dates."

Specified Currency:            U.S. Dollars

Issue Price:                   100%

Settlement Date
   (Original Issue Date):      July 27, 2000

Book Entry Note or
   Certificated Note:          Book Entry Note

Reporting Service:             Telerate Page 3750

Senior Note or
   Subordinated Note:          Senior Note

Trustee and
   Calculation Agent:          The Chase Manhattan Bank

Agent:                         Morgan Stanley & Co. Incorporated

                                                    (continued on the next page)


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Interest Reset Periods:        The first interest reset period will be the
                               period from and including August 15, 2000 to but excluding the immediately succeeding interest reset date. Thereafter, the interest reset periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the period from and including the interest reset date in the month immediately preceding the maturity of the EXLs, or any portion of the EXLs, to the relevant maturity date.

Denominations:                 $1,000 and integral multiples thereof

CUSIP No:                      617446GA1

Common Code:                   011519466

ISIN:                          US617446GA13

Delivery and Clearance:        We will deposit the EXLs with The Depository
                               Trust Company in New York. You may hold an interest in the EXLs through The Depository
                               Trust Company, Euroclear or Clearstream,
                               Luxembourg, directly as a participant of any such system or indirectly through organizations which are participants in such systems. See
                               "Series C Notes and Series C Units Offered on a
                               Global Basis" in the accompanying prospectus supplement.

Plan of Distribution:

     On July 21, 2000, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of EXLs set forth opposite their respective names below at a net price of 99.65%, which we refer to as the "purchase price." The purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 0.35% of the principal amount of these EXLs.

                                                             Principal Amount of
                            Name                                     EXLs
                            ----                             -------------------
Morgan Stanley & Co. Incorporated........................       $2,994,000,000
Credit Lyonnais .........................................            3,000,000
Unibank A/S..............................................            3,000,000
        Total............................................       $3,000,000,000
                                                                ==============

United States Federal Taxation:

     The following discussions are based on the opinion of Davis Polk & Wardwell, our special tax counsel.

     United States Holders. An election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations"). Furthermore, although the EXLs will be "discount notes" (as defined in the section called "United States Federal Taxation -- Notes -- Discount Notes" in the accompanying prospectus supplement), the difference between the stated redemption price at maturity and the issue price of the EXLs will be less than the de minimis amount specified by the relevant provisions of the Code and the Treasury regulations issued thereunder. Accordingly, the EXLs should not be considered to have OID for U.S. federal income tax purposes.


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


     Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs - including possible application of the governing OID rules - contained in the section called "United States Federal Taxation" in the accompanying prospectus supplement.

     Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue as OID income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, MSDW expects that (i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in the EXLs.

          Additional Disclosure for Non-U.S. Holders. As used herein, the term "Non-U.S. Holder" means an owner of EXLs that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals who have lost United States citizenship or who have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to United States federal income tax. In addition, unless otherwise noted, the following summary does not apply to persons for whom interest or gain on EXLs is effectively connected with a trade or business in the United States. If you are considering the purchase of EXLs, you should consult your tax advisors with regard to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the Code and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the prospectus supplement.

     Subject to the discussion below concerning backup withholding, payments at maturity of the EXLs by us or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such EXLs, will not be subject to United States federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Morgan Stanley Dean Witter & Co. entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley Dean Witter & Co. through stock ownership, and is not a bank receiving interest described in
Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner, as discussed below; (iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Holder of a trade or business in the United States.

     Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from withholding tax, either the beneficial owner of EXLs, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding EXLs on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the EXLs is not a United States person. Under United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of EXLs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the EXLs on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Holder (and furnishes the withholding agent with a copy thereof). With respect to EXLs held by a foreign partnership, under current law, the Form W-8BEN may be provided by the foreign partnership. However, for payments with respect to EXLs after December 31, 2000, unless the foreign partnership has entered into a withholding agreement with the Internal Revenue Service, a foreign partnership will be required,


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in addition to providing an intermediary Form W-8BEN, to attach an appropriate certification by each partner. If you are a prospective investor, you should consult your tax advisor regarding possible additional reporting requirements, including reporting requirements for foreign partnerships and their partners.

     Under Section 2105(b) of the Code, EXLs held by an individual who is not a citizen or resident of the United States at the time of his or her death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Morgan Stanley Dean Witter & Co. entitled to vote and, at the time of such individual's death, payments with respect to such EXLs would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

     Under current Treasury Regulations, backup withholding at 31% will not apply to payments by us or any paying agent made on EXLs if the certifications required by Sections 871(h) and 881(c) are received, provided in each case that we or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

     Under current Treasury Regulations, payments on the sale, exchange or other disposition of EXLs made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three- year period or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment which such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

     If you are a Non-U.S. Holder of EXLs you should consult your tax advisors regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.


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